UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

NANO-X IMAGING LTD (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Monday, December 22, 2025 at 03.00 p.m. (Israel time) (08.00 a.m. EST) at the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on December 22, 2025
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: November 17, 2025	By:	/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

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